Filed by Adastra Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Adastra Minerals Inc.

Commission File No. 333-131481

NEWS RELEASE

Improved Offer Mailed to Adastra Shareholders

Trading: TSX and AIM: AAA

London, UK (April 18, 2006) - Adastra Minerals Inc. (“Adastra”) advises its shareholders that the notice of variation and extension amending First Quantum Minerals Ltd.’s (“First Quantum”) improved offer for Adastra (the “Improved Offer”), as announced on April 11, 2006, together with an amended Adastra Directors’ Circular, was mailed to shareholders today, resulting in the Improved Offer expiring on April 28, 2006.

The Board of Directors of Adastra, after careful consideration and the recommendation of the Special Committee of independent directors of Adastra and with the benefit of advice from its legal and financial advisors, has determined that the Improved Offer is fair to Adastra shareholders and unanimously recommends that shareholders accept the offer.

About the Improved Offer

The Board of Directors of Adastra announced on April 11, 2006 that it had entered into a definitive support agreement with First Quantum in respect of the Improved Offer.

In the Improved Offer, Adastra's shareholders will have the right to elect to receive either: (a) Cdn.$2.92 in cash per Adastra share; or (b) one First Quantum share plus Cdn.$0.265 in cash (in lieu of being entitled to First Quantum’s May 10, 2006 dividend payment for which Adastra shareholders will no longer be eligible) for every 14.76 Adastra common shares tendered, subject to pro ration based upon the maximum amount of cash and First Quantum shares offered. The maximum amount of cash to be paid by First Quantum will be approximately Cdn.$41.0 million, and the maximum number of First Quantum shares to be issued will be approximately 4.9 million, taking into account the conversion of Adastra's outstanding share options and warrants. Assuming full pro ration of these maximum amounts, this would result in approximately Cdn.$0.475 in cash and approximately 0.057 First Quantum shares per Adastra common share.

Based on the April 17, 2006 closing price of First Quantum shares of Cdn.$51.92, the implied value of the Improved Offer is approximately Cdn.$3.44 (assuming full pro ration).

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing several mineral assets in Central Africa, including the Kolwezi Tailings Project and the possible rehabilitation of the Kipushi zinc mine in the Democratic Republic of Congo. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

Contact us:

London

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7257 2040

Rothschild

Stuart Vincent / Nicholas Hooper

Tel.: +44 (0)20 7280 5000

Canaccord Adams

Robert Finlay

Tel.: +44 (0)20 7518 2777

Parkgreen Communications

Justine Howarth / Cathy Malins

Tel.: +44 (0)20 7493 3713

Toronto

Equicom

Martti Kangas

Tel.: +1 (416) 815 0700

Important Legal Information

This communication is being made in respect of the share exchange takeover bid by First Quantum Minerals Ltd. for common shares of Adastra Minerals Inc.  First Quantum has filed with the Securities and Exchange Commission ("SEC") a registration statement on Form F-80, as amended, which includes the offer and take-over bid circular.  First Quantum, if required, will file other documents regarding the transaction with the SEC and the Canadian securities regulatory authorities. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). Canadian investors will also be able to obtain information filed in respect of this bid at www.sedar.com.

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, "forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to political risks involving Adastra’s operations in the Democratic Republic of Congo and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, fluctuations in the price of copper and cobalt, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing, the effect on Adastra’s near term share price should the Improved Offer fail, and other risks and uncertainties, including those described in Adastra’s Annual Report on Form 20-F for the year ended October 31, 2005 and reports on Form 6-K filed with the Securities and Exchange Commission and the Canadian Securities Administrators and available at www.sec.gov and  www.sedar.com.